Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Interest

Wix.com Brasil Serviços De Internet Ltda.	Brazil	100%
Wix.com, Inc.	Delaware, United States	100%
Wix.com Services Mexico S de RL de C.V.	Mexico	100%
Wix.com Colombia S.A.S.	Colombia	100%
Wix.com Luxemburg S.a.r.l	Luxemburg	100%
Wix.com UAB	Lithuania	100%
Wix Com India Private Limited	India	100%
Wix.Com Germany GmbH	Germany	100%
Wix.com Singapore	Singapore	100%
DeviantArt, Inc.	Delaware, United States	100% (held by Wix.com Inc.)
Wix Payments Canada Inc.	Canada	100% (held by DeviantArt, Inc.)
Loyalblocks Ltd.	Israel	100%
Loyalblocks Ltd.	Delaware, United States	100% (held by Loyalblocks Ltd. Israel)
Wix Online Platform Limited	Ireland	100%
Wix.com Japan K.K.	Japan	100%
Wix What Ltd.	Israel	100%
Inkfrog, Inc.	Delaware	100% (held by Wix.com Inc.)